UNITED STATES

SECURITIES [AND EXCHANGE COMMISSI]ON

15048931

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SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 2 2015
WASH., D.C.
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#AB 3/12

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22651

FACING PAGE
Information Required of Brokers and Dealers Pursuance to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRATION IDENTIFICATION

NAME OF BROKER-DEALER:

UBS Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1285 Avenue of the Americas
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Robert M. Broughton — (615) 393-7269
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – if individual, state last, first, middle name)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/6/15

OATH OR AFFIRMATION

I, **Robert M. Broughton**, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of **UBS Securities LLC (the "Company")**, as of **December 31, 2014**, is true and correct. I further affirm that neither the Company nor any managing member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Myra Y. Velez
Notary Public, State of Connecticut
My Commission Expires Jan 31, 2016

Robert M. Broughton
Managing Director

Notary Public

This report contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Operations
- [ ] (d) Statement of Comprehensive Operations.
- [ ] (e) Statement of Changes in Financial Condition.
- [ ] (f) Statement of Changes in Members' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (g) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (h) Computation of Net Capital.
- [ ] (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (j) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (m) An Oath or Affirmation.
- [ ] (n) A copy of the SIPC Supplemental Report.
- [ ] (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (p) Statement of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- [ ] (q) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
- [ ] (r) Computation of CFTC Minimum Net Capital Requirements.
- [ ] (s) Statement of Cleared Swaps Customer Segregation Requirements and Funds In Cleared Swaps Customer Accounts Under d(f) of the CEA

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3)*

UBS

Statement of Financial Condition

UBS Securities LLC
December 31, 2014
with Report of Independent Registered Public Accounting Firm

UBS Securities LLC

Statement of Financial Condition

December 31, 2014

Contents

EY
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Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

The Members of
UBS Securities LLC

We have audited the accompanying statement of financial condition of UBS Securities LLC (the Company) as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of UBS Securities LLC at December 31, 2014, in conformity with U.S. generally accepted accounting principles

Ernst & Young LLP

February 27, 2015

UBS Securities LLC
Statement of Financial Condition

December 31, 2014
(In Thousands)

Assets		
Cash and cash equivalents		$ 377,628
Cash segregated and on deposit for federal and other regulations		212,622
Collateralized agreements:		
Securities borrowed		36,880,781
Securities purchased under agreements to resell		19,933,822
Securities received as collateral		347,549
Receivables from brokers, dealers and clearing organizations		5,815,187
Receivables from customers		5,267,147
Securities owned, at fair value	$ 5,184,063	
Securities owned, pledged as collateral, at fair value	3,328,251	
Total securities owned, at fair value		8,512,314
Exchange memberships, at cost (fair value $12,347)		5,735
Dividends and interest receivable		97,803
Other assets		513,690
		$ 77,964,278
Liabilities and members' equity		
Short-term borrowings		$ 2,032,660
Collateralized agreements:		
Securities loaned		23,992,284
Securities sold under agreements to repurchase		15,251,380
Obligation to return securities received as collateral		347,549
Payables to brokers, dealers and clearing organizations		1,395,127
Payables to customers		18,607,333
Securities sold, not yet purchased, at fair value		4,720,959
Dividends and interest payable		59,509
Other liabilities and accrued expenses		1,452,741
		67,859,542
Subordinated borrowings		6,675,000
Members' equity		3,429,736
		$ 77,964,278

See accompanying notes.

UBS Securities LLC
Notes to the Statement of Financial Condition

(In Thousands, except share data)

1. Organization

UBS Securities LLC (the "Company") is an indirect wholly-owned subsidiary of UBS AG (the "Parent"). The Company is a registered broker and dealer under the Securities Exchange Act of 1934 and is a member of the New York Stock Exchange, Inc. ("NYSE"), the Financial Industry Regulatory Authority ("FINRA"), NASDAQ, and other principal exchanges. In addition, the Company is a registered futures commission merchant and a member of certain major United States ("U.S.") and foreign commodity exchanges. The Company is also a primary dealer in U.S. Government securities and provides a full range of investment banking services, including corporate finance, mergers and acquisitions, capital markets, trading and sales, fixed income, equity research and prime brokerage operations.

According to the terms of the Limited Liability Company Agreement ("LLC agreement"), the Company will be dissolved on December 31, 2050, subject to amendment. It is management's current intention to amend the LLC agreement to extend the life of the Company at the end of its finite life.

UBS Americas Inc., a direct wholly-owned subsidiary of the Parent, owns all of the Company's Preferred Member's Interest. UBS Americas Inc., together with the Parent, owns all of the Company's Class A and B Members' Interests. See Note 10 for additional information.

During 2014, UBS Group AG was established as the holding company of the Parent in response to evolving regulatory requirements. As of December 31, 2014, UBS Group AG has a 96.68% ownership interest in the Parent.

2. Significant Accounting Policies

Basis of Presentation

The statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP"), which requires management to make judgments and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates. Management makes estimates regarding valuations of certain assets and liabilities, the outcome of litigations, the carrying amount of intangible assets with indefinite lives, the amortization of intangible assets with definite lives, certain accruals and other matters that affect the reported amounts and disclosure of contingencies in the statement of financial condition.

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents

Cash and cash equivalents are defined as highly liquid investments, with original maturities of less than three months, which are not held for sale in the ordinary course of business.

Collateralized Agreements

Securities purchased under agreements to resell ("resale agreements") and securities sold under agreements to repurchase ("repurchase agreements") generally are collateralized by U.S. Government, agency and mortgage-backed securities, although some agreements may be collateralized by other types of securities. Resale agreements and repurchase agreements are accounted for as financing transactions. Resale and repurchase agreements are recorded at the amounts at which the securities will be subsequently resold or repurchased. The Company may net certain repurchase agreements and resale agreements when the requirements of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 210-20-45-11 "Balance Sheet – Offsetting: Repurchase and Reverse Repurchase Agreements" are met. Transactions are presented net in the accompanying statement of financial condition where net presentation is permitted. It is the Company's policy to take possession of collateral under resale agreements. Collateral is valued daily and additional collateral is obtained from counterparties when appropriate, or refunded as necessary. Counterparties are principally primary dealers of U.S. Government securities and financial institutions.

Securities borrowed and securities loaned result from transactions primarily with other brokers and dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash with the Company. To the extent that the Company receives securities collateral in exchange for securities lent, such transactions are included in securities received as collateral and obligation to return securities received as collateral on the statement of financial condition. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

2. Significant Accounting Policies (continued)

Receivables and Payables - Brokers, Dealers and Clearing Organizations

Receivables from brokers, dealers and clearing organizations include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date, margin deposits, commissions, and net receivables/payables arising from unsettled trades. Payables to brokers, dealers and clearing organizations include amounts payable for securities not received by the Company from a seller by the settlement date and payables to clearing organizations.

Receivables and Payables - Customers

Receivables from and payables to customers include amounts due on cash and margin transactions. Customers' securities and commodities transactions are recorded on a settlement date basis with related revenues and expenses recorded on a trade date basis. Securities owned by customers, including those that collateralize margin or similar transactions, are not reflected on the statement of financial condition.

Securities Owned and Securities Sold, not yet Purchased, at Fair Value

Securities owned and securities sold, not yet purchased are stated at fair value. The fair value is determined by quoted market prices, when available. If quoted market prices are not available, fair value is determined using pricing models which incorporate management's best estimates of critical assumptions, which take into account time value, volatility and other factors underlying the securities. Proprietary securities and commodities transactions are recorded on a trade date basis.

The Company is a non-transferor underwriter of securitizations in various consumer and commercial financial assets. As a result of securitizations, where the Company acted as underwriter, it may temporarily retain one or more beneficial interests in the securitized assets, including senior and subordinated tranches, interest-only strips or other residual interests ("retained interests"). Retained interests are recorded in securities owned at their current fair value. The fair value of retained interests is determined by quoted market prices, when available. If quoted market prices are not available, fair value is determined using pricing models, which incorporate management's best estimates of critical assumptions, which take into account time value, volatility and other factors underlying the securities.

2. Significant Accounting Policies (continued)

Exchange Memberships

The Company's exchange memberships, which represent ownership interests in the exchanges and provide the Company with the right to conduct business on the exchanges, are recorded at cost or, if an other than temporary impairment in value has occurred, at a carrying value that reflects management's estimate of the impairment.

Intangible Assets

Intangible assets with indefinite lives, totaling $20,421 are not amortized; instead, these assets are subject to impairment tests on an annual and interim basis, and are included in other assets on the statement of financial condition. Under FASB ASC Topic 350 "Intangibles – Goodwill and Other", the Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If after the qualitative assessment the Company determines it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, then performing the two-step impairment test is not required. However, if the Company concludes otherwise, then it is required to perform the first step of the two-step impairment test. The first step, used to identify potential impairment, involves comparing each reporting unit's fair value to its carrying value including intangible assets. If the fair value of a reporting unit exceeds its carrying value, applicable intangible assets is considered not to be impaired. If the carrying value exceeds fair value, there is an indication of impairment and the second step is performed to measure the amount of impairment. The second step involves calculating an implied fair value of intangible assets for each reporting unit for which the first step indicated impairment. If the intangible assets assigned to a reporting unit exceed the implied fair value of the intangible assets, an impairment charge is recorded for the excess. An impairment loss recognized cannot exceed the amount of intangible assets assigned to a reporting unit, and the loss establishes a new basis in the intangible assets. The Company determines the fair value of a reporting unit using a discounted cash flow analysis. Determining fair value requires the exercise of significant judgment, including judgment about appropriate discount and growth rates, and the amount and timing of expected future cash flows.

Intangible assets with definite lives, consisting of customer relationships, totaling $63,200 (less accumulated amortization of $40,781) are amortized over ten years and are included net in other assets, on the statement of financial condition. In addition, these intangible assets are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of these intangible assets may not be recoverable.

2. Significant Accounting Policies (continued)

Fixed Assets

Fixed assets include furniture, equipment, and software, which are depreciated and amortized using the straight-line method over the useful lives of the assets, and leasehold improvements, which are amortized using the straight-line method over the shorter of the lease term or useful life. Fixed assets are reported at cost less accumulated depreciation and amortization on the Company's statement of financial condition as a component of other assets.

Dividends and Interest

Interest is accrued on repurchase and resale contract amounts, securities borrowed and securities loaned contract amounts, margin financing balances and interest bearing trading assets and liabilities included in securities owned, at fair value and securities sold, not yet purchased, at fair value. Dividends are accrued on equity securities owned and securities sold, not yet purchased on ex-dividend date. Interest and dividends are included in dividends and interest receivable, and dividends and interest payable on the statement of financial condition.

Commissions

Commissions are recorded on a trade date basis.

Investment Banking

Investment banking and underwriting revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger and acquisition and financial restructuring advisory services. Investment banking and underwriting fees are recorded on offering date, advisory fees on closing date and sales concessions on a trade date basis.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange.

2. Significant Accounting Policies (continued)

Income Taxes

The Company is treated as a partnership for U.S. federal, state and local income tax purposes. As such, the Company is not required to provide for or pay any U.S. federal income taxes. All income, expense, gain or loss of the Company flows through to its partners and is allocated in accordance with the LLC agreement and related tax law. The federal, state and local income tax on such income is the responsibility of the partners. The Company is itself subject to New York City Unincorporated Business Tax ("UBT") for which it accrues current and deferred taxes. The Company may also be subject to other state and local taxes in jurisdictions in which it operates.

In accordance with the provisions of FASB ASC 740 - "Income Taxes" ("ASC Topic 740"), deferred tax assets and liabilities are recognized for the future tax effect of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be in effect during the year in which the basis differences reverse. In the event it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is recorded.

ASC Topic 740 sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two-step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained. The amount of the benefit is then measured to be the highest tax benefit that is greater than 50% likely to be realized.

Consolidation

U.S. GAAP requires a reporting entity to first assess the consolidation of entities on the basis of the reporting entity's ownership of a majority of voting interest. However, in certain situations, there are no voting rights, or ownership of a majority of voting interest is not a reliable indicator of control. If voting interests do not exist or if they differ significantly from economic interests or if holders of the equity investment at risk lack the power to direct activities of the entity, the obligation to absorb the expected losses of the entity or the right to receive the expected residual returns of the entity, the entity is considered a Variable Interest Entity ("VIE") under FASB ASC Topic 810 – "Consolidations" ("ASC Topic 810") and control is based on a qualitative determination of which party has a controlling financial interest in the VIE (known as the primary beneficiary). See Note 14 for additional information.

(In Thousands, except share data)

2. Significant Accounting Policies (continued)

Accounting Developments

In July 2013, the FASB issued Accounting Standards Update ("ASU") No. 2013-11, Income Taxes (ASC Topic 740), "Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryfoward, a Similar Tax Loss, or a Tax Credit Carryforward Exists" ("ASU No. 2013-11"). The amendments in this update provide explicit guidance on the financial statement presentation of unrecognized tax benefits to better reflect the manner in which an entity would settle at the reporting date any additional income taxes that would result from the disallowance of a tax position. This requirement is effective for fiscal years beginning after December 15, 2013 (and interim and annual periods thereafter). The Company adopted ASU No. 2013-11 on January 1, 2014, and it did not have a material impact on the Company's statement of financial condition.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers ("ASC Topic 606") ("ASC No. 2014-09"). This amendment creates the new ASC Topic 606, and supersedes the revenue recognition requirements in ASC Topic 605, Revenue Recognition. This amendment clarifies the principles for recognizing revenue from contracts with customers, except for contracts that are considered financial instruments. The core principal of this guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This amendment is effective for fiscal years beginning after December 15, 2016 (including interim and annual periods). The Company is currently assessing the impact that ASU No. 2014-09 will have on the Company's statement of financial condition.

In June 2014, the FASB issued ASU 2014-12, Compensation - Stock Compensation (ASC Topic 718), "Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period" ("ASU No. 2014-12"). This amendment requires that a performance target that affects vesting and that could be achieved after the requisite service period is treated as a performance condition. This amendment is effective for fiscal years beginning after December 15, 2015 (and interim and annual periods thereafter). The Company is currently assessing the impact that ASU No. 2014-12 will have on the Company's statement of financial condition.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements – Going Concern (Subtopic of 205-40) ("ASU No. 2014-15"). This amendment requires management to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. This amendment is effective for fiscal years ending after December 15, 2016. The Company is currently assessing the impact that ASU No. 2014-15 will have on the Company's statement of financial condition.

(In Thousands, except share data)

3. Cash and Securities Segregated Under Federal and Other Regulations

At December 31, 2014, $212,622 of cash was segregated, secured and sequestered in accordance with federal and other regulations. At December 31, 2014, there were no cash, U.S. Government obligations or other qualified securities that the Company was required to segregate under Securities and Exchange Commission ("SEC") Rule 15c3-3.

At December 31, 2014, the Company was required to segregate $7,082,048, secure $3,589,735 and segregate (OTC cleared swaps) $812,525 of cash or securities under the Commodity Exchange Act. The Company had $7,680,293 segregated, $4,039,404 secured, and $1,064,393 segregated (OTC cleared swaps) which represented funds deposited by clients, funds accruing to clients as a result of trades or contracts, and securities owned by clients. Securities owned by clients and segregated, secured, or sequestered by the Company are not reflected on the statement of financial condition. Securities deposited with clearing organizations or segregated under federal and other regulations are sourced from resale agreements and securities owned, at fair value on the statement of financial condition.

4. Receivables From and Payables to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2014, consist of the following:

Receivables from brokers, dealers and clearing organizations	
Receivables related to commodities clearing activity	$ 3,175,819
Foreign commodity affiliate brokers	1,906,561
Securities failed to deliver	632,469
Affiliate securities accounts	21,644
Other	78,694
Total	$ 5,815,187

Payables to brokers, dealers and clearing organizations	
Securities failed to receive	$ 672,089
Affiliate securities accounts	390,940
Payables related to commodities clearing activity	197,441
Pending trades (net)	58,247
Affiliate commodity accounts	13,473
Other	62,937
Total	$ 1,395,127

5. Fair Value Measurement

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction at the measurement date. In determining fair value, the Company uses various valuation approaches which often utilize certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and / or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated or generally unobservable internal inputs. The Company utilizes valuation techniques that rely on observable and unobservable inputs.

The most frequently applied valuation techniques and pricing models include discounted cash flow models, relative value models and option pricing models. Discounted cash flow models determine the value by estimating the expected future cash flows from assets or liabilities discounted to their present value. Relative value models determine the value based on the market prices of similar assets or liabilities. Option pricing models use probability-based techniques that include binomial and Monte Carlo pricing. The output of a model is always an estimate or approximation of a value that cannot be estimated with certainty. As a result, valuations are adjusted, where appropriate, to reflect close-out costs, credit exposure, model-driven-valuation adjustments and trading restrictions when such factors would be considered by market participants.

Any uncertainties associated with the use of model-based valuations are predominantly addressed through the use of model reserves. These reserves reflect the amounts that the Company estimates are appropriate to deduct from the valuations produced directly by the models to reflect uncertainties in the relevant modeling assumptions, inputs used, calibration of the output, or choice of model. In arriving at these estimates, the Company considers a range of market practices and how it believes other market participants would assess these uncertainties. Model reserves are periodically reassessed in light of information from market transactions, pricing utilities and other relevant sources.

5. Fair Value Measurement (continued)

The Company's fair value and valuation model governance structure includes numerous controls and procedural safeguards that are intended to maximize the quality of fair value measurements reported in the statement of financial condition. New products must be reviewed and approved by all stakeholders relevant to risk and financial control. Responsibility for the ongoing measurement of financial instruments at fair value resides with the business, but is independently validated by risk and financial control functions. In carrying out their valuation responsibilities, the businesses are required to consider the availability and quality of external market information and to provide justification and rationale for their fair value estimates. Independent price verification of financial instruments measured at fair value is undertaken by the product control function, which is independent from the risk taking businesses. The objective of the independent price verification process is to independently corroborate the business' estimates of fair value against available market information. By benchmarking the business' fair value estimates with observable market prices or other independent sources, the degree of valuation uncertainty embedded in these measurements can be assessed and managed as required in the governance framework. A critical aspect of the independent price verification process is the evaluation of the accuracy of modeling approaches and input assumptions which yield fair value estimates derived from valuation models. The output of modeling approaches is also compared to observed prices and market levels for the specific instrument being priced if possible and appropriate. This calibration analysis is performed to assess the ability of the model and its inputs (which are frequently based upon a combination of price levels of observable hedge instruments and unobservable parameters) to price a specific product in its own specific market. An independent model review group reviews the Company's valuation models on a regular basis or if specific triggers occur and approves them for valuing specific products. As a result of the valuation controls employed, valuation adjustments may be made to the business' estimate of fair value to either align with independent market information or financial accounting standards.

(In Thousands, except share data)

5. Fair Value Measurement (continued)

All financial instruments at fair value are categorized into one of three fair value hierarchy levels, based upon the lowest level input that is significant to the product's fair value measurement in its entirety:

> Level 1: Quoted market prices (unadjusted) in active markets for identical assets or liabilities.
>
> Level 2: Valuation techniques for which all significant inputs are market observable, either directly or indirectly.
>
> Level 3: Valuation techniques which include significant inputs that are not based on observable market data.

The following is a description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value. See Note 6 for additional information.

U.S. Government and agency obligations

U.S. Government securities are generally actively traded and are valued using quoted market prices. Where market prices are not available, these securities are valued against yield curves implied from similar issuances. U.S. Government securities are generally categorized as Level 1 of the fair value hierarchy.

Agency obligations are composed of agency-issued debt. Non-callable agency-issued debt securities are generally valued using quoted market prices. Callable agency-issued debt securities are valued by benchmarking model-derived prices to quoted market prices and trade data for identical or comparable securities. Actively traded non-callable agency-issued debt securities are generally categorized as Level 1 of the fair value hierarchy. Non-actively traded non-callable and callable agency-issued debt securities are generally categorized as Level 2 of the fair value hierarchy.

5. Fair Value Measurement (continued)

Mortgage-backed obligations

Mortgage-backed obligations represent agency mortgage pass-through pool securities and agency collateralized mortgage obligations ("CMO"). Pass-through pools are valued using quoted and/or traded market prices or prices on comparable securities after considering collateral characteristics, historical performance and also pricing benchmark securities. Agency CMO are structured deals backed by specified pool collateral and are valued based on available trades, market comparable securities, and fundamental methods of valuation. Both asset classes require a view around forward interest rates, prepayments and other macro variables. Agency mortgage pass-through pool securities are generally categorized as Level 1 of the fair value hierarchy with some relatively less liquid pools categorized as Level 2. Agency CMO are generally categorized as Level 2 of the fair value hierarchy; however if external prices or significant inputs are unobservable they are categorized as Level 3 of the fair value hierarchy.

Corporate debt, including convertible securities

Corporate bonds and convertible securities are priced at market levels, which are based on recent trades or broker and dealer quotes. In cases where no directly comparable price is available, the bonds are tested against yields derived from other securities by the same issuer or benchmarked against similar securities adjusting for seniority, maturity and liquidity. For illiquid securities, credit modeling may be used, which considers the features of the security and discounted cash flows using observable or implied credit spreads and prevailing interest rates. Corporate bonds and convertible securities are generally categorized as Level 2 of the fair value hierarchy; however if external prices or significant inputs are unobservable they are categorized as Level 3 of the fair value hierarchy.

5. Fair Value Measurement (continued)

Corporate debt, including convertible securities (continued)

Residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS"), and other asset-backed securities ("ABS") are estimated via direct trade prices, market color or from observable prices on one or more securities with similar characteristics or indices through comparable analysis. Generally these securities are valued through industry standard valuation tools, including discounted cash flow analysis, by applying various input assumptions. The assumptions are further derived via proprietary models, fundamental analysis and/or market research. Key inputs to such models include management's quantitative and qualitative assessment of current and future economic conditions, the securities' projected performance under such conditions, as well as liquidity in the market, among other factors. RMBS, CMBS and ABS are generally categorized as Level 2 of the fair value hierarchy; however if external prices or significant inputs are unobservable or if the comparability assessment involves significant subjectivity related to property type differences, cash flows, performance and other inputs, then RMBS, CMBS and ABS are categorized as Level 3 of the fair value hierarchy.

Collateralized debt obligations ("CDO") are valued independently using fundamental analysis and industry standard cash flow tools taking into consideration available comparable market levels, underlying collateral performance and pricing, deal structures, as well as liquidity. Key inputs to such models include current and future economic conditions, the securities' projected performance, as well as liquidity in the market, among other factors. Collateral analysis is done based on techniques similar to those described for RMBS, CMBS and/or ABS. CDOs backed by corporate loans ("CLOs") are generally categorized as Level 2 of the fair value hierarchy; however if external prices or significant inputs are unobservable they are categorized as Level 3 of the fair value hierarchy. CDOs backed by other asset-backed securities are generally categorized as Level 3 due to a lack of liquidity leading, resulting in a lack of comparability in comparable market levels.

5. Fair Value Measurement (continued)

Corporate debt, including convertible securities (continued)

Student loan auction rate certificates ("SLARC") are debt instruments issued by corporations or states. The coupon rate is reset periodically through a series of auctions and, in the event of a failed auction, it is reset to a maximum rate as defined by each deal's prospectus. The coupon and principal payment are backed by pools of student loans. SLARC are valued based on model generated future cash flows discounted at an appropriate rate. The key assumptions impacting cash-flows are default rates (on private deals), deferment and forbearance rates, prepayments and estimated fail rate coupons. Model based prices are further calibrated to any market prices that might be observable via trades, tenders or announced redemptions. SLARC are categorized as Level 3 of the fair value hierarchy. SLARC issued by corporations are included in *"Corporate debt, including convertible securities"*, while those issued by states are included in *"State and municipal obligations"*. The Company held no SLARC instruments as of December 31, 2014.

Equities and warrants

Equity securities and warrants are primarily traded on public stock exchanges where quoted prices are readily and regularly available. To the extent these equity securities and warrants are actively traded, they are categorized as Level 1 of the fair value hierarchy; otherwise, they are categorized as Level 2 of the fair value hierarchy.

Fund units are generally marked to the exchange-traded price or net asset value (NAV), and if actively traded are categorized in Level 1 of the fair value hierarchy; otherwise categorized as Level 2 of the fair value hierarchy.

Auction preferred securities ("APS") are securities issued by closed-end mutual funds with an underlying portfolio of tax-exempt and taxable state and municipal obligations. The dividend rate is set periodically through a series of auctions and, in the event of a failed auction, it is reset to a maximum rate as defined by each deal's prospectus. APS are currently valued using internally developed techniques mainly based on unobservable inputs such as yields and projected maturity / redemption dates. These values are further calibrated to any market prices that might be observable via dealer indications or announced redemptions. APS are categorized as Level 3 of the fair value hierarchy.

5. Fair Value Measurement (continued)

Options

Options are measured using either industry standard models or internally developed proprietary models and are categorized as Level 2 of the fair value hierarchy.

State and municipal obligations

In addition to SLARC issued by states and APS, the auction rate securities portfolio includes auction rate municipal securities ("ARS MUNI"). ARS MUNI are mainly comprised of bonds issued by states and municipalities often wrapped by a municipal bond insurance. The floating rate is set periodically through auction mechanisms and, in the event of a failed auction, it is reset to a maximum rate as defined by each deal's prospectus. ARS MUNI are currently valued using internally developed techniques based off largely unobservable inputs such as yields and life of the bond. These prices are further calibrated to any market prices that might be observable via trades, tenders or announced redemptions. ARS MUNI are categorized as Level 3 of the fair value hierarchy.

Money market and commercial paper

It is mainly comprised of commercial paper and certificates of deposit. These financial instruments have short-term maturities and carry interest rates that approximate market. Commercial paper and certificates of deposit are valued based on pricing models. Typically, the credit quality of the issuers is high and the majority of exposure can be either directly or indirectly tested. Commercial paper and certificates of deposit are generally categorized as Level 2 of the fair value hierarchy; however if external prices or significant inputs are unobservable they are categorized as Level 3 of the fair value hierarchy.

(In Thousands, except share data)

6. Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value

At December 31, 2014, securities owned and securities sold, not yet purchased by the Company are as follows:

Securities owned, at fair value	**(Level 1)**	**(Level 2)**	**(Level 3)**	**Total fair value**
U.S. Government and agency obligations	$ 3,003,930	$ 402,886	$ –	$ 3,406,816
Mortgage-backed obligations	–	69	–	69
Corporate debt, including convertible securities	161	1,401,704	165,679	1,567,544
Equities and warrants	634,153	21,721	1,734,900	2,390,774
Options	–	188,956	–	188,956
State and municipal obligations	–	–	823,110	823,110
Money market and commercial paper	–	135,045	–	135,045
	$ 3,638,244	$ 2,150,381	$ 2,723,689	$ 8,512,314

Securities sold, not yet purchased, at fair value	**(Level 1)**	**(Level 2)**	**(Level 3)**	**Total fair value**
U.S. Government and agency obligations	$ 3,542,364	$ 13,477	$ –	$ 3,555,841
Mortgage-backed obligations	–	50	–	50
Corporate debt, including convertible securities	5	414,634	801	415,440
Equities and warrants	567,526	4,889	99	572,514
Options	–	177,114	–	177,114
	$ 4,109,895	$ 610,164	$ 900	$ 4,720,959

During the twelve months ended December 31, 2014, the Company did not have any material transfers of securities owned, at fair value and securities sold, not yet purchased at fair value between Levels 1 and 2 of the valuation hierarchy.

(In Thousands, except share data)

6. Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value (continued)

The following table provides information on the valuation techniques, significant unobservable inputs and the range of values for those inputs for each category of securities owned, at fair value and securities sold, not yet purchased, at fair value, categorized as Level 3 of the fair value hierarchy at December 31, 2014. The range of values presented in the below table is representative of the highest and lowest level of input used to value the significant instruments within each category. The disclosure below also includes qualitative information on the sensitivity of the fair value measurements to changes in the significant unobservable inputs.

	Level 3 at fair value				
	Securities owned	Securities sold, not yet purchased	Valuation technique(s)	Significant unobservable inputs [1] / Sensitivity	Range of input values [2]
Corporate debt, including convertible securities	**$ 165,679**	**$ 801**			
CDO	33	–	Market Comparables	Price	3
Corporate bonds	156,226	651	Market Comparables	Price	35 – 105
CMBS	960	–	Market Comparables	Price	0 – 32
RMBS	8,460	150	Market Comparables and Cash Flow Analysis	Price CPR CDR Severity / Recovery Yield	0 – 80 3 – 9% 6 – 10% 45 – 75% 4 – 17%
Equities and warrants	**$ 1,734,900**	**$ 99**			
APS	1,734,422	–	Market Information	Price	71 – 95
			Pricing Model	Yield WAL	1 – 3% 3 – 8 years
Equities [3]	478	99	–	–	–

6. Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value (continued)

	Level 3 at fair value				
	Securities owned	**Securities sold, not yet purchased**	**Valuation technique(s)**	**Significant unobservable inputs [1] / Sensitivity**	**Range of input values [2]**
State and municipal obligations	**$ 823,110**	**$ –**			
ARS Muni	823,110	–	Market Comparables	Price	63 – 96
			Pricing Model	Yield	0 – 3%
				WAL	1 – 7 years
Total	**$ 2,723,689**	**$ 900**			

[1] Significant Unobservable inputs / Sensitivity to unobservable inputs:

CPR - Constant Prepayment Rate: A prepayment rate represents the amount of un-scheduled principal payment from a pool of loans. The prepayment estimate is based on a number of factors such as historical prepayment rates for previous loans that are similar to ones in the pool and on future economic outlook including, but not limited to future interest rates. In general. significant increase (decrease) in the unobservable input in isolation in general would result in a significantly higher (lower) fair value for bonds trading at a discount, however bonds trading at a premium would decrease in value with higher prepayments and vice versa. In addition, certain interest dependent bonds may be affected negatively by higher prepayments.

CDR - Constant Default Rate: An annualized rate of default on a group of mortgages or loans. The CDR represents the percentage of outstanding principal balances in the pool that are projected to default and liquidate. The CDR estimate is based on a number of factors such as collateral delinquency rates in the portfolio and on future economic outlook. In general, significant increase (decrease) in the unobservable input in isolation would result in significantly lower (higher) cash flows for the deal, however different parts of the capital structure can react differently to changes in the CDR rate. Generally subordinate bonds will decrease in value as CDR increases but for well protected senior bonds an increase in CDR may cause an increase in price. Also wrapped bonds in the lower part of the structure can benefit from higher default rates.

Severity / Recovery - The projected loss severities on defaulted assets. The projected severity is applied to projected defaults during collateral analysis. Increases in severity levels will result in lower cash flows into a structure upon the disposal of defaulted assets. In general, significant decrease (increase) in the unobservable input in isolation would result in significantly higher (lower) fair value. Recovery is the reverse of severity and calculated by subtracting the severity from the par value of an asset.

Yield - The discounting rates used to price an asset. Yields are fixed percentages that are used to discount cash flows for an asset. A significant decrease (increase) in the unobservable input in isolation would result in a significantly higher (lower) fair value.

Weighted Average Life ("WAL") - The weighted average of the time until principals are received. In general, significant increase (decrease) in the unobservable input in isolation would result in a significantly lower (higher) fair value.

[2] When the range of input values is not provided, it represents that there is only one security in scope.

[3] Level 3 positions have no material inputs.

6. Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value (continued)

Securities owned, pledged as collateral, represent proprietary positions which have been pledged as collateral to counterparties on terms which permit the counterparty to sell or repledge the securities to others. The Company also pledges securities owned, at fair value as collateral to counterparties on terms that do not permit the counterparty to sell or repledge the securities, which amounted to $389,817 at December 31, 2014 as follows:

Corporate debt, including convertible securities	$ 385,314
U.S. Government and agency obligations	4,503
	$ 389,817

Securities sold, not yet purchased represent obligations of the Company to deliver the specified securities at contracted prices and, thereby, requires the Company to purchase the securities in the market at prevailing prices. The Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

7. Financial Instruments

Other financial instruments are recorded by the Company at contract amounts and include cash and cash equivalents, short-term borrowings, receivables from and payables to customers, receivables from and payables to brokers, dealers, and clearing organizations, securities borrowed and securities loaned, securities received as collateral and obligation to return securities received as collateral, exchange memberships, dividends and interest receivable, dividends and interest payable, and subordinated borrowings. All financial instruments carried at contract amounts that either have short-term maturities (one year or less), or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

The fair value of resale agreements and repurchase agreements are computed using a standard cash flow discounting methodology. The inputs to the valuation include contractual cash flows and collateral funding spreads, which are estimated using various benchmarks, interest rate yield curves and option volatilities. In instances where the unobservable inputs are deemed significant, resale agreements and repurchase agreements are categorized in Level 3 of the fair value hierarchy; otherwise, they are categorized in Level 2 of the fair value hierarchy.

The following table represents the carrying value, fair value, and fair value hierarchy category of certain financial instruments that are not recorded at fair value in the Company's statement of financial condition. The following table excludes all non-financial assets and liabilities. See Note 5 for additional information.

(In Thousands, except share data)

7. Financial Instruments (continued)

	Carrying Value	Fair Value	(Level 1)	(Level 2)	(Level 3)
Financial Assets:					
Cash and cash equivalents	$ 377,628	$ 377,628	$ 377,628	$ –	$ –
Cash segregated and on deposit for federal and other regulations	212,622	212,622	212,622	–	
Securities borrowed	36,880,781	36,880,781	–	36,880,781	–
Securities purchased under agreements to resell	19,933,822	19,892,878	–	19,892,878	–
Securities received as collateral	347,549	347,549	–	347,549	–
Receivables from brokers, dealers and clearing organizations	5,815,187	5,815,187	–	5,815,187	–
Receivables from customers	5,267,147	5,267,147	–	5,267,147	–
Exchange memberships	5,735	12,347	5,901	6,446	–
Dividends and interest receivable	97,803	97,803	–	97,803	–

	Carrying Value	Fair Value	(Level 1)	(Level 2)	(Level 3)
Financial Liabilities:					
Short-term borrowings	$ 2,032,660	$ 2,032,660	$ –	$ 2,032,660	$ –
Securities loaned	23,992,284	23,992,284	–	23,992,284	–
Securities sold under agreements to repurchase	15,251,380	15,269,321	–	15,269,321	–
Obligation to return securities received as collateral	347,549	347,549	–	347,549	–
Payables to brokers, dealers and clearing organizations	1,395,127	1,395,127	–	1,395,127	–
Payables to customers	18,607,333	18,607,333	–	18,607,333	–
Dividends and interest payable	59,509	59,509	–	59,509	–
Subordinated borrowings	6,675,000	6,675,000	–	6,675,000	–

7. Financial Instruments (continued)

The Company's customer activities involve the execution, settlement and financing of various securities transactions. In addition, the Company executes and clears customer and affiliated customer transactions for the purchase and sale of commodity futures contracts and options on futures contracts. These activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased and the writing of options contracts. Such transactions may expose the Company to off-balance sheet risk in the event that margin requirements are not sufficient to fully cover losses that customers incur, or contrabrokers are unable to meet the terms of the contracted obligations.

In the event a customer or broker fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's or broker's obligations. The Company seeks to control the risk associated with these activities by requiring customers or brokers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers or brokers to deposit additional collateral or reduce positions, when necessary.

The Company enters into collateralized resale and repurchase agreements and securities borrowing and lending transactions that may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. The Company minimizes credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned by the Company when deemed necessary. In addition, the Company manages credit risk by entering into netting agreements with counterparties. These netting agreements generally enable the counterparties to offset liabilities against available assets received – in the ordinary course of business and/or in the event that the counterparty to the transaction is unable to fulfill its contractual obligation. The Company offsets these financial assets and financial liabilities on the statement of financial condition only when it has an enforceable legal right to offset the respective recognized amounts and meets other offsetting requirements.

(In Thousands, except share data)

7. Financial Instruments (continued)

The following table presents information regarding the offsetting of these financial assets and financial liabilities:

	Gross Amounts	Amounts Offset on the Statement of Financial Condition [1]	Net Amounts Presented on the Statement of Financial Condition	Cash or Financial Instruments Not Offset on the Statement of Financial Condition [2]	Net Amount
Financial Assets					
Securities borrowed	$ 36,880,781	$ –	$ 36,880,781	$ (34,621,270)	$ 2,259,511
Securities purchased under agreements to resell	43,220,680	(23,286,858)	19,933,822	(19,929,302)	4,520
Financial Liabilities					
Securities loaned	23,992,284	–	23,992,284	(23,966,696)	25,588
Securities sold under agreements to repurchase	38,538,238	(23,286,858)	15,251,380	(15,235,818)	15,562

[1] Amounts relate to master netting agreements which have been determined by the Company to be legally enforceable in the event of default and where certain other criteria are met in accordance with applicable offsetting accounting guidance ASC 210-20-45-11.

[2] Amounts relate to master netting agreements and collateral agreements which have been determined by the Company to be legally enforceable in the event of default and where certain other criteria are not met in accordance with applicable offsetting accounting guidance ASC 210-20-45-11.

In the normal course of business, the Company obtains securities under resale agreements, securities borrowed and custody agreements on terms that permit it to repledge or resell the securities to others. At December 31, 2014, the Company obtained securities with a fair value of approximately $110,945,845 on such terms, of which substantially all have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under short sales.

Derivative Financial Instruments

Derivatives are financial instruments whose value is based upon an underlying asset, index or reference rate. A derivative contract may be traded as a standardized contract on an exchange or an individually negotiated contract in an over the counter market. The Company's derivative transactions are primarily in the form of options, futures, and forwards. The Company records its derivative activities at fair value.

(In Thousands, except share data)

7. Financial Instruments (continued)

Derivative Financial Instruments (continued)

The Company enters into transactions in options, futures, and forward contracts with off-balance sheet risk in order to meet the financing and hedging needs of its customers, to reduce its own exposure to market and interest rate risk and in connection with its normal proprietary trading activities. Options are included in securities owned, at fair value and securities sold, not yet purchased, at fair value on the statement of financial condition.

Futures and forward contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from unfavorable changes in interest rates, foreign currency exchange rates or the market values of the securities underlying the instruments. The credit risk associated with these contracts is typically limited to the cost of replacing all contracts on which the Company has recorded an unrealized gain.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

8. Employee Benefit Plans

The Company participates with affiliates in a non-contributory defined benefit pension plan, which is sponsored by the Parent and provides retirement benefits to eligible employees. Effective December 2, 2001, the defined benefit pension plan was closed to new employees, and new employees were automatically enrolled into the new retirement contribution feature of the defined contribution plan (as discussed below) and began earning retirement contributions, beginning January 1, 2002. In addition, existing employees as of December 1, 2001 made an election either to participate in the new retirement contribution feature of the defined contribution plan as of January 1, 2002 or to remain in the defined benefit pension plan. Effective January 1, 2012, the retirement contribution is equal to 1.5% - 3.5% of eligible compensation depending on a participant's date of employment, subject to certain limitations prescribed by the Internal Revenue Code.

(In Thousands, except share data)

8. Employee Benefit Plans (continued)

The Company participates in Parent sponsored postretirement medical and dental insurance plans. The post retirement life insurance plan will terminate January 31, 2015. Retiree contributions are adjusted annually and deductibles, coinsurance, and/or copays apply. Retiree medical and dental premiums are subsidized for eligible employees who retired prior to January 1, 2014. Effective January 1, 2017, retirees who retired between and including January 1, 1999 and December 31, 2013, will be required to pay the full cost for dental coverage. Eligible employees who retire on or after January 1, 2014 pay the full cost of medical and dental coverage. With respect to the postretirement medical and dental, the Parent's policy is to fund benefits on a pay-as-you-go basis.

The Company also participates in a defined contribution 401(k) plan of the Parent that provides retirement benefits to eligible employees. Under the defined contribution 401(k) plan, participants may contribute a portion of their eligible compensation on a pre-tax basis, and as of January 1, 2015, on a Roth 401(k) and after-tax basis, with the Company matching some portion of those contributions, subject to certain limitations prescribed by the Internal Revenue Code. Effective January 1, 2013, the Company's matching contributions to each participant is limited to an annual amount of $3. Eligible participants may also receive a retirement contribution (as discussed above) under the defined contribution 401(k) plan. A participant is 100% vested in his or her retirement contribution plus earnings thereon after the earlier of three years of service, attaining age 65 while still an employee, becoming totally and permanently disabled, or upon death.

Effective January 1, 2013, the defined contribution 401(k) plan was amended such that employees newly eligible for the plan on or after January 1, 2013 will be required to complete three years of vesting service in order to become fully vested in the matching contributions made by the Company. Participants in the plan as of December 31, 2012, will continue to be immediately fully vested in their pre-tax 401(k) contributions and the Company matching contributions in the defined contribution plan. Generally, to receive a retirement contribution and/or retain the Company's matching contributions for the year, a participant must be an active employee on the last business day of that year.

9. Equity Participation and Other Compensation Plans

UBS Group AG operates several equity participation and other compensation plans to align the interests of executives, managers and staff with the interests of shareholders. UBS Group AG operates compensation plans on a mandatory, discretionary and voluntary basis. Prior to 2014, UBS AG was the sponsor of the aforementioned compensation plans. In conjunction with the formation of UBS Group AG, as discussed in Note 1, sponsorship of these compensation plans was transferred to UBS Group AG during 2014.

9. Equity Participation and Other Compensation Plans (continued)

Mandatory share-based compensation plans

Equity Ownership Plan ("EOP")

Selected employees receive a portion of their annual performance-related compensation above a certain threshold in the form of an EOP of shares, notional shares or performance shares (i.e. notional shares which are subject to performance conditions).

EOP awards granted until 2012 generally vest in three equal increments over a three-year vesting period and awards granted since March 2013 generally vest in equal increments in years two and three. The awards are generally forfeitable upon, among other circumstances, voluntary termination of employment. Compensation expense is recognized in the performance year if the employee meets the retirement eligibility requirements at the date of grant. The Company recognizes these costs in the year of performance, net of the expected forfeiture rate which approximated 2% at December 31, 2014. Otherwise, compensation expense is recognized from the grant date to the earlier of the vesting date or the retirement eligibility date of the employee, on a tiered basis.

Since 2011 (for the performance year 2010), risk-takers and senior management received performance shares under EOP. These performance shares only vest in full if certain performance targets are met. In 2011 and 2012, the performance conditions for such performance shares were based on profitability. Beginning in 2013, these performance conditions are based on UBS Group's return on tangible equity and the divisional return on attributed equity over the financial years during vesting.

Replacement awards (including sign-on payments) can be offered in shares and/or deferred cash under the EOP plan rules.

(In Thousands, except share data)

9. Equity Participation and Other Compensation Plans (continued)

Mandatory deferred cash compensation plans

Deferred Contingent Capital Plan ("DCCP")

The DCCP awards vest in full five years from grant and are forfeited if the phase-in Basel III Common Equity Tier 1 Ratio of the Group falls below 7% (10% for awards granted to GEB members), if the Swiss Financial Market Supervisory Authority ("FINMA") determines that the DCCP awards need to be written down to prevent the insolvency, bankruptcy or failure of UBS Group AG, or if UBS Group AG has received a commitment of extraordinary support from the public sector that is necessary to prevent such insolvency, bankruptcy or failure. Interest on the awards is paid annually for performance years in which the firm generates an adjusted pre-tax profit. The awards are subject to standard forfeiture and harmful acts provisions, including voluntary termination of employment. Compensation expense is recognized in the performance year if the employee meets the retirement eligibility requirements at the date of grant. Otherwise, compensation expense is recognized from the grant date to the earlier of the vesting date or the retirement eligibility date of the employee.

Other plans granted prior to 2014

Incentive Performance Plan ("IPP")

In 2010, certain senior employees received part of their annual incentive in the form of performance shares granted under the IPP. Each performance share granted is a contingent right to receive between one and three shares of UBS Group AG at vesting, depending on the achievement of share price targets. The IPP awards vest after five years in 2015 and are subject to continued employment. IPP was a one-time plan granted in 2010 only. Compensation expense is recognized on a tiered basis from the grant date to the earliest of the vesting date or the retirement eligibility date of the employee.

2012 Special Plan Award Program for the Investment Bank ("SPAP")

In April 2012, certain Managing Directors and Group Managing Directors of the Investment Bank were granted an award of shares of UBS Group AG which will vest three years after grant. Vesting is subject to performance conditions, continued employment with the firm and certain other conditions. The vesting of SPAP awards is subject to performance conditions based on the level of reduction in risk-weighted assets achieved and the average return on risk-weighted assets in the Investment Bank for 2012, 2013 and 2014. Compensation expense is recognized from the grant date to the earlier of the vesting date or the retirement eligibility date of the employee.

(In Thousands, except share data)

9. Equity Participation and Other Compensation Plans (continued)

Voluntary share-based compensation plans

Equity Plus Plan ("Equity Plus")

Equity Plus is a voluntary plan that provides eligible employees with the opportunity to purchase shares of UBS Group AG at market value and receive, at no additional cost, one free notional share of the Parent for every three shares purchased, up to a maximum annual limit. Share purchases may be made annually from the performance award and/or monthly through regular deductions from salary. Shares purchased under Equity Plus are restricted from sale for a maximum of three years from the time of purchase. Equity Plus awards vest after up to three years.

Prior to 2010, instead of notional shares participants received two options over UBS Group AG shares for each share they purchased under this plan. The options had a strike price equal to the fair market value of a share of UBS Group AG on the grant date, a two-year vesting period and generally expired ten years from the grant date. The options are forfeitable in certain circumstances and are settled by delivering shares of the Parent, except in countries where this is not permitted for legal reasons.

At December 31, 2014, the amount of non-vested awards not yet recognized was $213,948, which is expected to be recognized over a weighted average period of 2.32 years.

10. Members' Equity

At December 31, 2014, members' equity reported on the statement of financial condition includes Class A and Class B Members' Interests and Preferred Member's Interest, all of which were held by UBS AG or UBS Americas Inc. The Preferred Member's Interest are non-voting and have preference over the payment of dividends of the Company's Class A and B Members' Interests. Dividends on the Preferred Member's Interest are cumulative and payable quarterly at the London Interbank Offered Rate ("LIBOR"). During 2014, the Company paid dividends on Preferred Member's Interest of $3,325. The Company, with prior written approval of FINRA, may redeem at any time, any or all of the Preferred Member's Interest at par value plus an amount equal to accrued and unpaid dividends through redemption date. The Company, with prior written approval of FINRA, may redeem at any time, any or all of the Preferred Member's Interest at par value plus an amount equal to accrued and unpaid dividends through redemption date.

(In Thousands, except share data)

11. Commitments and Contingencies

Commitments

The Company occasionally enters into forward starting resale and repurchase agreements (agreements that have a trade date at or prior to December 31, 2014 and settle subsequent to December 31, 2014), which are primarily collateralized by U.S. Government, agency and mortgage-backed securities. These agreements would not be recorded on the Company's statement of financial condition until the effective date of the transaction. At December 31, 2014, there were $750,000 of short term forward starting resale agreements.

Underwriting Commitments

In the normal course of business, the Company enters into underwriting commitments. There were no open commitments at December 31, 2014.

Guarantees

The Company is a member of various exchanges and clearinghouses that trade and clear securities and/or derivative contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or the clearinghouse. While the rules governing different exchange or clearinghouse memberships vary, in general the Company's guarantee obligations would arise only if the exchange or clearinghouse had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other nondefaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

Leases

The Company is committed to pay rent for office space under non-cancellable leases with minimum annual rental payments. Such leases are subject to escalation clauses covering operating expenses and real estate taxes. The Company has various lease renewal options ranging from five to eight years for substantially all of its leased space, beginning with lease agreements expiring in June 2015. The minimum annual rental payments are expected to be reduced by various sublease agreements.

(In Thousands, except share data)

11. Commitments and Contingencies (continued)

Expected minimum annual rental payments and sublease income are as follows:

	Minimum Annual Rental Payments	Minimum Sublease Income
2015	$ 13,606	$ 862
2016	7,125	224
2017	2,641	–
2018	444	–
2019	343	–
Thereafter	–	–

Legal Proceedings

The Company operates in a legal and regulatory environment that exposes it to significant litigation risks. As a result, the Company is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations. Such matters are subject to many uncertainties, and the outcome is often difficult to predict, including the impact on operations or on the statement of financial condition, particularly in the earlier stages of a case. There are also situations where the Company may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liabilities, even for those matters for which the Company believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. The Company makes provisions for such matters brought against it when, in the opinion of management after seeking legal advice, an unfavorable outcome against the Company is determined to be probable and the amount can be reasonably estimated. Accrual would be inappropriate, but disclosure would be required, if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated.

11. Commitments and Contingencies (continued)

Legal Proceedings (continued)

Certain potentially significant legal proceedings or threatened proceedings as of December 31, 2014 are described below. In some cases the Company provides the amount of damages claimed, the size of a transaction or other information is provided where available and appropriate in order to assist statement of financial condition users in considering the magnitude of any potential exposure. The Company is unable to provide an estimate of the possible financial effect of particular claims or proceedings (where the chance of future event or events is remote) beyond the level of current reserves established. Doing so would require us to provide speculative legal assessments as to claims and proceedings which involve unique fact patterns or novel legal theories, which have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. In many cases a combination of these factors impedes our ability to estimate the financial effect of contingent liabilities. The Company also believes that disclosure of such estimates could seriously prejudice our position in these matters.

The Company and an affiliate have been named in several arbitration and litigation claims asserted by issuers of auction rate securities ("ARS") arising out of the February 2008 ARS market dislocation. These actions are comprised of a pending litigation under state common law and a state racketeering statute seeking at least $40 million in compensatory damages, plus exemplary and treble damages, and several pending arbitration claims alleging violations of state and federal securities law that seek compensatory and punitive damages, among other relief. In addition, the Company and an affiliate have been named in a litigation asserted by an investor relating to ARS that it purchased from third parties that were underwritten by the Company and an affiliate. This matter was discontinued with prejudice by the plaintiff in March 2014.

(In Thousands, except share data)

11. Commitments and Contingencies (continued)

Legal Proceedings (continued)

The Company (along with certain affiliates) is a defendant in several lawsuits filed by institutional purchasers of collateralized debt obligation ("CDOs") structured by the Company in which plaintiffs allege, under various legal theories, that the Company misrepresented the quality of the collateral underlying the CDOs. Plaintiffs in these suits collectively seek to recover several hundred million dollars in claimed losses. In April 2013, the trial court dismissed with prejudice one of these suits in which plaintiffs claimed losses of at least $331 million and the trial court subsequently reaffirmed the dismissal on a motion for reconsideration. In December 2014, the appellate court reversed the dismissal and reinstated the case, which is now in discovery. Another lawsuit was filed in the Superior Court of the State of Connecticut in 2008 by Pursuit Partners, LLC and Pursuit Investment Management, LLC asserting misrepresentation and fraud claims against the Parent, the Company and an employee of the Company, relating to the alleged "creation, marketing, and sale" in 2007 of certain CDO notes, including certain notes allegedly issued by an affiliate. In November 2012 the court granted the Company's motion to dismiss on the basis that the plaintiffs lacked standing. The plaintiffs moved the court for reconsideration, and in July 2014, the court overruled its prior decision and allowed the case to proceed. The case is scheduled for trial in August 2015. These cases also include a lawsuit filed in Minnesota state court by MoneyGram Payment Systems, Inc. ("MoneyGram") against the Parent, the Company, an affiliate, (collectively, UBS) and others, asserting state law fraud claims in connection with the sale of certain CDOs and RMBS to MoneyGram between 2005 and 2007. MoneyGram alleges that UBS made material misrepresentations regarding the quality of the collateral underlying various CDOs and two RMBS offerings, and contends that UBS and the other banks put "toxic" assets into the CDOs, including Magnetar-sponsored CDOs, that the banks then sold to MoneyGram. MoneyGram seeks to recover losses totaling at least $96 million from UBS, plus interest, among other relief. The Moneygram litigation was resolved and the case was dismissed with prejudice in July 2014.

(In Thousands, except share data)

11. Commitments and Contingencies (continued)

Legal Proceedings (continued)

From 2002 through 2007, prior to the crisis in the U.S. residential loan market, the Company was a substantial underwriter of U.S. RMBS. The Company has been named as a defendant relating to its role as underwriter of RMBS in a large number of lawsuits. UBS settled RMBS suits brought by the Federal Housing Finance Agency ("FHFA") in July 2013 (as discussed below). The remaining pending lawsuits relate to approximately $10 billion in original face amount of RMBS underwritten by the Company. Of the $10 billion in original face amount of RMBS at issue in these cases, approximately $3 billion was issued in offerings in which a UBS-related entity transferred underlying loans (the majority of which were purchased from third-party originators) into a securitization trust (UBS-sponsored RMBS). The remaining $7 billion of RMBS to which these cases relate was issued by third parties in securitizations in which the Company acted as underwriter (third-party RMBS). In connection with certain of these lawsuits, the Company has indemnification rights against surviving third party issuers for losses or liabilities incurred by the Company, but the Company cannot predict the extent to which it will succeed in enforcing those rights. A class action settlement announced in April 2013 by a third-party issuer received final approval by the district court in December 2013. The settlement, which is subject to appeal, reduced the original face amount of RMBS at issue in the cases pending against UBS by approximately $24 billion. The third-party issuer will fund the settlement at no cost to the Company. In January 2014, certain objectors to the settlement filed a notice of appeal from the district court's approval of the settlement.

(In Thousands, except share data)

11. Commitments and Contingencies (continued)

Legal Proceedings (continued)

In July 2011, the FHFA, as conservator for the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation (collectively, the "GSEs") filed suit against the Company and certain affiliates in connection with the GSEs' investments in $4.5 billion in original face amount of UBS-sponsored RMBS and $1.8 billion in original face amount of third-party RMBS. The suit asserted claims for damages and rescission under federal and state securities laws and state common law and alleged losses of approximately $1.2 billion plus interest. The court denied the Company's motion to dismiss in 2012. In April 2013, the court's decision with respect to two legal issues that were the subject of the Company's motion to dismiss was affirmed on appeal by the US Court of Appeals for the Second Circuit. The FHFA also filed suits in 2011 against the Company and other financial institutions relating to their role as underwriter of third-party RMBS purchased by the GSEs asserting claims under various legal theories, including violations of federal and state securities laws and state common law. In July 2013, the Company entered into a settlement with the FHFA under which the Company paid $885 million to resolve these lawsuits and certain other unasserted claims. More specifically, the FHFA agreed to dismiss the pending lawsuits and release potential claims it could assert against the Company on behalf of the GSEs related to UBS-sponsored RMBS and third-party RMBS underwritten by the Company. The FHFA and the GSEs also agreed that they will not take steps to cause third parties to assert loan repurchase demands or commence loan repurchase litigation in connection with UBS-sponsored RMBS.

In August 2014 the U.S. Attorney's Office for the Eastern District of New York issued a subpoena to the Parent (including the Company) pursuant to the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA"), seeking documents and information related to its RMBS business from 2005 through 2007. In addition, the Company has also been responding to inquiries from both the Special Inspector General for the Troubled Asset Relief Program ("SIGTARP") (who is working in conjunction with the U.S. Attorney's Office for Connecticut and the Department of Justice) and the SEC relating to trading practices in connection with purchases and sales of mortgage-backed securities in the secondary market from 2009 through the present. The Company is cooperating with the authorities in these matters. Numerous other banks reportedly are responding to similar inquiries from these authorities.

11. Commitments and Contingencies (continued)

Legal Proceedings (continued)

A putative consolidated class action has been filed in the U.S. District Court for the Southern District of New York against the Parent, a number of current and former directors and senior officers and certain broker-dealers, including the Company, that underwrote the Parent's May 2008 Rights Offering alleging violation of the U.S. securities laws in connection with the Parent's disclosures relating to the Parent's positions and losses in mortgage-related securities, the Parent's positions and losses in auction rate securities, and the Parent's U.S. cross-border business. In 2011, the court dismissed all claims based on purchases or sales of UBS ordinary shares made outside the U.S., and, in 2012, the court dismissed with prejudice the remaining claims based on purchases or sales of UBS ordinary shares made in the U.S. for failure to state a claim. In May 2014, the U.S. Court of Appeals for the Second Circuit upheld the dismissal of the complaint and the matter is now concluded.

Since 2011, the SEC has been conducting an investigation of the Parent and the Company relating to a credit default swap ("CDS") and CDO transaction that the Parent structured and engaged in with Kommunale Wasserwerke Leipzig GmbH ("KWL") (the City of Leipzig's water utility) in 2006 and 2007. The SEC's investigation has focused on, among other things, the suitability of the KWL transaction, and information provided by the Parent and the Company to KWL. The Parent and the Company have provided documents and testimony to the SEC and is continuing to cooperate with the SEC.

(In Thousands, except share data)

11. Commitments and Contingencies (continued)

Legal Proceedings (continued)

In July 2013 the European Commission issued a Statement of Objections against multiple CDS dealers including the Parent and the Company, as well as data service provider Markit and the International Swaps and Derivatives Association ("ISDA"). The Statement of Objections broadly alleges that the dealers infringed European Union ("EU") antitrust rules by colluding to prevent exchanges from entering the credit derivatives market between 2006 and 2009. The Parent and the Company have submitted their response to the Statement of Objections. Since mid-2009, the Antitrust Division of the DOJ has also been investigating whether multiple dealers, including the Parent and the Company, conspired with each other and with Markit to restrain competition in the markets for CDS trading, clearing and other services. Between May 2013 and November 2013, several putative class action complaints were filed against multiple dealers, including the Parent and the Company, as well as Markit and ISDA, alleging violations of the U.S. Sherman Antitrust Act (Sherman Act). In January and April 2014, putative class action plaintiffs filed consolidated amended complaints in the Southern District of New York against twelve dealers, including the Company, as well as Markit and ISDA, alleging violations of the US Sherman Antitrust Act and common law. Plaintiffs allege that the defendants unlawfully conspired to restrain competition in and / or monopolize the market for CDS trading in the US in order to protect the dealers' profits from trading CDS in the over-the-counter market. Plaintiffs assert claims on behalf of all purchasers and sellers of CDS that transacted directly with any of the dealer defendants since 1 January 2008, and seek unspecified trebled compensatory damages and other relief. In September 2014, the court granted in part and denied in part defendants' motions to dismiss the complaint.

The Company is responding to inquiries concerning the operation of UBS's alternative trading system ("ATS") (also referred to as a dark pool) and its securities order routing and execution practices from various authorities, including the SEC, the NYAG and the Financial Industry Regulatory Authority, who reportedly are pursuing similar investigations industry-wide. In January 2015, the SEC announced the resolution of its investigation concerning the operation of UBS's ATS between 2008 and 2012, which focused on certain order types and disclosure practices that were discontinued two years ago. Under the SEC settlement order, which charges UBS with, among other things, violations of Section 17(a)(2) of the Securities Act of 1933 and Rule 612 of Regulation NMS (known as the sub-penny rule), UBS has paid a total of $14.5 million, which includes a fine of $12 million and disgorgement of $2.4 million. UBS is cooperating in the ongoing regulatory matters, including by the SEC.

(In Thousands, except share data)

11. Commitments and Contingencies (continued)

Legal Proceedings (continued)

In the opinion of management, after consultation with legal counsel, the ultimate resolution of such aforementioned litigation will not have a materially adverse effect on the Company's financial position.

12. Related Party Transactions

Pursuant to various service fee arrangements, the Company provides and receives services to and from affiliates. The related receivable and payable, which are included in other assets and other liabilities and accrued expenses on the statement of financial condition, were $16,437 and $163,561, respectively, at December 31, 2014.

The Company primarily uses office space leased by the Parent, and is charged accordingly under the aforementioned service fee arrangements.

The Company clears certain commodity transactions through affiliates. In addition, affiliates clear certain customer and proprietary securities and commodity transactions through the Company for which a commission is either earned or charged.

The Company enters into securities and foreign exchange transactions with affiliates in the normal course of business.

As of December 31, 2014, the Company had balances with affiliates as follows:

	Assets	Liabilities
Cash and cash equivalents	$ 159,296	$ –
Securities borrowed / loaned	22,755,792	22,756,351
Resale/repurchase agreements	9,801,964	14,363,709
Securities received / returned as collateral	347,549	347,549
Amounts with brokers, dealers and clearing organizations	2,311,588	769,908
Amounts with customers	72,338	91,947
Short-term borrowings	–	2,027,522
Accrued interest	13,391	14,590
Other assets / liabilities and accrued expenses	34,684	156,375

Short-term borrowings are due on demand and bear interest based on variable rates.

(In Thousands, except share data)

13. Subordinated Borrowings

The Company has subordinated borrowings with UBS Americas Inc., consisting of term loans of $525,000 maturing on December 29, 2015, $750,000 maturing on December 31, 2015, $2,100,000 maturing on February 28, 2016, and $2,000,000 maturing on September 28, 2017.

The Company also has revolving subordinated loan agreement with UBS Americas Inc. The loan agreement provided a revolving line of $11,600,000 and was terminated and the outstanding amount of $1,800,000 was repaid in December 2014. Accordingly, a new subordinated loan agreement was entered in December 2014 and provides a revolving credit line of $6,000,000 through December 31, 2019, with final maturity at December 31, 2019. As of December 31, 2014, the Company has drawn down $1,300,000 of the $6,000,000.

Loans with UBS Americas Inc. bear interest at rates that reset at variable intervals as determined by the Parent, based upon similar funding costs charged by the Parent, which approximated one month LIBOR at December 31, 2014.

All subordinated borrowings have been approved by FINRA and the Chicago Mercantile Exchange Group and thus are available in computing regulatory net capital (see Note 15).

14. Asset-Backed Securitization Vehicles

The Company is in the business of underwriting securitizations (i.e., helped transform financial assets into securities through sales transactions) of securities and other financial assets, principally mortgage-backed and asset-backed securities, acting as lead or co-manager. The Company's continuing involvement in these securitization transactions was primarily limited to the temporary retention of various securities.

At December 31, 2014, the Company retained $70,278 in CMBS; $33 in CDOs and CLOs; and $496 in non-agency residential mortgage securities related to securitizations in which the Company acted as underwriter, and either the Company or an affiliate acted as transferor. These retained interests are generally valued using observable market prices and, when available, are verified by external pricing sources. In addition to positions retained at primary issuance, retained interests include positions acquired in secondary markets subsequent to securitizations. The majority of the retained interests in securities are rated investment grade or higher. Retained interests are included in securities owned, at fair value on the statement of financial condition.

(In Thousands, except share data)

14. Asset-Backed Securitization Vehicles (continued)

The Company and its affiliates sponsored securitizations utilizing special purpose entities (SPEs) as part of the securitization process. The Company is involved with various entities in the normal course of business that may be deemed to be VIEs. The Company's variable interests in such VIEs predominately include debt and equity interests. The Company's involvement with VIEs arises from being the primary beneficiary as described in Note 2 and from retained interests in connection with securitization activities. At December 31, 2014, the Company did not have any material VIEs that had to be consolidated.

The Company does not have any explicit or implicit incremental arrangements that could require it to provide financial support (for example, liquidity arrangements and obligations to purchase assets) to such VIEs, including events and circumstances that could expose the Company to loss.

15. Net Capital Requirements and Other Regulatory Matters

The Company has not provided financial or other support during the period to such VIEs that it was not previously contractually required to provide.

As a registered broker-dealer with the SEC, the Company is subject to the SEC's net capital rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate customer-related debit items, as defined, or the risk based capital requirement under the Commodity Exchange Act. At December 31, 2014, the Company had net capital of $7,810,182, which was $6,949,153 in excess of the required net capital of $861,029. The Company's ratio of net capital to aggregate debit items was 39%.

Advances to affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

The Company is also subject to certain conditions imposed by the Federal Reserve Board, including limitations on certain activities with affiliates.

16. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, net deferred tax assets are included in the assets in the statement of financial condition and are reflected with a reduction for a valuation allowance.

(In Thousands, except share data)

16. Income Taxes (continued)

In accordance with ASC Topic 740, if it is more likely than not that the ultimate realization of deferred tax assets is not going to be recognized, a valuation allowance should be recorded. In assessing the recoverability of the deferred tax assets, the Company considered all available positive and negative evidence, including history of earnings as well as all possible tax planning strategies.

After consideration of all relevant evidence, the Company believes that it is more likely than not that a benefit will not be realized for any of its deferred tax assets, and accordingly, a valuation allowance of $881,094 has been recorded. Since December 31, 2013, the valuation allowance decreased by $69,079.

The components of the Company's deferred tax assets and liabilities as of December 31, 2014 were as follows:

Net operating loss carryforwards	$	846,700
Employee benefits		16,547
Other deferred tax assets		18,404
Total deferred tax assets		881,651
Valuation allowance		(881,094)
Total deferred tax assets net of valuation allowance		557
Deferred tax liabilities		557
Total net deferred tax assets	$	-

At December 31, 2014, the Company's UBT net operating loss carryforwards of $21,710,408 will begin to expire in 2027.

(In Thousands, except share data)

16. Income Taxes (continued)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Total amounts of unrecognized tax benefits as at January 1, 2014	$ 13,177
Gross amounts of the increases in unrecognized tax benefits as a result of tax positions taken during a prior period	12,837
Gross amounts of the decreases in unrecognized tax benefits as a result of tax positions taken during a prior period	-
Gross amounts of the increases in unrecognized tax benefits as a result of tax positions taken during a current period	-
Gross amounts of the decreases in unrecognized tax benefits as a result of tax positions taken during a current period	-
The amounts of decreases in the unrecognized tax benefits relating to settlement with taxing authority	-
Reductions to the unrecognized tax benefits as a result of a lapse of the applicable statute of limitations	-
Total amounts of unrecognized tax benefits as of December 31, 2014	$ 26,014

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate equals $26,014. However, because the benefit would be partially offset by a corresponding increase in the valuation allowance, there would be a net impact of $5,000.

The total amount of interest and penalties recognized in other liabilities and accrued expenses on the statement of financial condition is $1,963.

The Company files U.S. federal, state and local income tax returns as a partnership. As of December 31, 2014, the Company is under examination by the IRS for the tax years 2009 through 2011. For New York City UBT purposes, tax years 2008 and 2011 through 2013 are open to examination.

In the next twelve months, the Company believes that UBT unrecognized tax benefits will decrease by $8,175.

17. Subsequent Event

The Company has evaluated subsequent events through February 27, 2015, the issuing date of the statement of financial condition. The Company, except for what is disclosed in Note 11, did not note any subsequent events requiring disclosure in the statement of financial condition.